FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Issued:  Thursday 10 June 2010, London UK - LSE Announcement

GSK drives Latin America growth strategy with acquisition of
Laboratorios Phoenix

GlaxoSmithKline plc (GSK) today announced that it has acquired Laboratorios Phoenix S.A.C.yF ('Phoenix'), a leading Argentine pharmaceutical business, for a cash consideration of approximately $253 million. Under the terms of the transaction, GSK will gain full ownership of Phoenix in a move to accelerate sales growth and further extend its pharmaceutical portfolio in Argentina and the Latin America region.

Commenting on the agreement Abbas Hussain, President Emerging Markets GSK said: "This is an important step forward in our strategy to grow our business in Latin America; a key group of emerging markets for GSK. By acquiring Phoenix, we will rapidly expand our presence in the fast growing Argentine market. In addition, Phoenix's broad portfolio and rich pipeline of branded generics will enable us to bring more medicines of value to patients in Argentina."

Under the terms of the agreement GSK will gain access to a broad portfolio of branded generic pharmaceutical products covering therapeutic areas including cardiovascular, gastroenterology, metabolic and urology, as well as a manufacturing facility near Buenos Aires and Phoenix's established primary care salesforce. In addition,
GSK will acquire an extensive local pipeline of branded generics and product development capability in Argentina.

Following the acquisition, GSK Argentina and Phoenix will stay as two separate legal entities and Phoenix will continue to be called Laboratorios Phoenix S.A.C.yF.

S M Bicknell
Company Secretary

10 June 2010

Notes to editors

Argentina, recently identified by IMS as one of the important third tier 'pharmerging' markets after BRICMT, is the eighth largest market in Emerging Markets, with a total market value of $3 billion and the third highest growth rate at 22%.

GSKArgentina reported total sales of approximately £100 million in 2009 across its pharmaceuticals, vaccines and consumer healthcare businesses. It is currently positioned number 14 in the Argentine pharmaceutical market with IMS reported sales of £56 million.

Phoenix reported sales of approximately £70 million in 2009 and it is currently ranked number eight in the Argentine pharmaceutical market, according to IMS.

Combined, GSK Argentina and Phoenix would currently rank third in the Argentine pharmaceutical market.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

Phoenix is a leading Argentine pharmaceutical company focused on the development, manufacturing, marketing and sale of branded generic products.

Phoenix has been established for more than 70 years in the Argentine market and has a broad based portfolio covering the cardiology, gastroenterology, neuroscience, metabolic, urology and analgesic therapy areas.

GlaxoSmithKline Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 10, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc